Sophia Lee
General Counsel

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

iex exchange | iex

March 17, 2021

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 32 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 32 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, Amendment No. 24 filed on November 26, 2018, Amendment No. 25 filed on June 28, 2019, Amendment No. 26 filed on August 22, 2019, Amendment No. 27 filed on February 13, 2020, Amendment No. 28 filed on February 26, 2020, Amendment No. 29 filed on June 30, 2020, Amendment No. 30 filed on September 4, 2020, and Amendment No. 31 filed on March 8, 2021.

Exhibit F	
Addendum F-17	IEX RMO Application Retail Order Attestation

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

DocuSigned by:
Sophia Lee
A0B7CCEFB6C4483...
Sophia Lee

Sophia Lee
General Counsel

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

General Counsel

Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response.	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 (“Exchange Act”).

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant’s organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission (“SEC” or “Commission”) with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget (“OMB”) in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/17/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   3 World Trade Center, 58th Floor, New York, NY 10007

   21000197
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:

   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   Sophia Lee, General Counsel

   3 World Trade Center, 58th Floor

   New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/17/21 Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Sophia Lee A0B7CCEFB6C4483...e) ~~Sophia Lee, General Counsel~~ (Printed Name and Title)

Subscribed and sworn before me this see footer day of see footer (Month), see footer (Year) by ~~see footer~~ (Notary Public)

My Commission expires see footer County of see footer State of see footer

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based on relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: March 17, 2021

Date as of which the information is accurate: March 17, 2021

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 IEX Waive-In Member Application has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Recipient Agreement and Forms.

Attached as Addendum F-11 is the IEX Data Subscriber Agreement.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

IEX RETAIL MEMBER ORGANIZATION APPLICATION

Instructions: Completion of this Application and Attestation, and approval by the Investors Exchange ("IEX" or the "Exchange"), is required prior to a Member ("Applicant") being qualified as a Retail Member Organization pursuant to IEX Rule 11.232(b). The criteria required to be approved as a Retail Member Organization are set forth below. Only an approved Retail Member Organization is eligible to send a Retail order to IEX pursuant to Rule 11.232(a)(2) for participation in IEX's Retail Price Improvement Program ("Retail Program"). To qualify as a Retail Member Organization, an Applicant must either conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of the Retail Program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis. Supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow must be provided. Supporting documentation includes sample marketing literature, website screenshots, and any other documentation and information requested by IEX to confirm that the Applicant's order flow would meet the requirements of the Retail order definition.

Upon receipt of a completed Retail Member Organization Application and Attestation, and supporting documentation, IEX will promptly notify the Applicant in writing as to whether the application was approved or disapproved. An Applicant may appeal a disapproval of its application pursuant to the procedures set forth in Rule 11.232(d).

Please update the Equities Port Request Form[1] ("Port Request") to designate any of the Applicant's order entry sessions to exclusively submit Retail orders to IEX (if approved as a Retail Member Organization). Retail orders submitted to IEX through an order entry session designated as exclusively for Retail orders do not need to designate such order(s) as Retail orders. An Applicant or the service bureau[2] through which the Applicant connects to IEX (if applicable), may also update the Port Request to identify which of the Applicant's order entry ports should be enabled to submit Retail orders to IEX on a nonexclusive basis.

A "Retail" order is an agency or riskless principal order (that satisfies FINRA Rule 5320.03) that originates from a natural person and is submitted to IEX by a Retail Member Organization, provided that no change is made to the terms of the order with respect to price (except in the case that a market order is changed to a marketable limit order) or side of market and the order does not originate from a trading algorithm or any other computerized methodology. A Retail Order is a Discretionary Peg order or Midpoint Peg order, with a Time-in-Force of Immediate or Cancel ("IOC") or "Fill or Kill" ("FOK").[3] For an order marked as "Retail" that doesn't meet the above criteria, the "Retail" modifier will be disregarded, and the order will be handled otherwise in accordance with IEX rules.

Please note: A Retail Member Organization may use an algorithm to send or to determine whether or not to send a Retail order to the Exchange provided that the Retail Member Organization assures that the Retail Order meets the underlying rule requirements (including that the Retail Order itself did not originate from a trading algorithm).

[1] Also available at https://iextrading.com/docs/IEX Equities Port Request Form.pdf

[2] Service bureaus must update their Port Request(s) for any order entry sessions used exclusively to submit Retail orders.

[3] Retail orders are also eligible to execute against resting displayed odd lot orders priced more aggressively than the midpoint price. The ability of Retail orders to execute against resting displayed odd lots priced more aggressively than the midpoint will be implemented on the same schedule as the implementation of displayed odd lot functionality set forth in IEX Trading Alert #2021 – 010.

Please see Rule 11.232 for a full definition of terms and requirements of the IEX Retail Program or contact IEX Market Operations at marketops@iextrading.com for further guidance.

1. Member Information

Name of Member Firm (“Applicant”):	
Web CRD Number:	
Business Address:	
Business Contact Name:	
Business Contact Phone:	
Business Contact E-Mail:	

2. Attestation Regarding Retail Member Organization Supervisory Requirements

By executing this Application, Applicant attests that substantially all orders submitted by Applicant as a Retail order would meet the qualifications for such orders under IEX Rule 11.232. Applicant further attests that it has in place written supervisory procedures pursuant to IEX Rule 11.232(b)(6). This clause requires Applicant to:

(i) exercise due diligence before entering a Retail order to assure that entry as a Retail order is in compliance with the requirements of the Retail Program, and (ii) monitor whether orders entered as Retail orders meet the applicable requirements.

In addition, if Applicant does not itself conduct a retail business, but routes Retail orders on behalf of another broker-dealer, Applicant’s supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that are designated as Retail orders meet the definition of a Retail order. Specifically, the Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail orders that entry of such orders as Retail orders will be in compliance with the requirements of this Rule; and (ii) monitor whether its broker-dealer customer’s Retail order flow meets the applicable requirements.

Name (Printed) *Authorized Signatory of Applicant*	
Name (Signature) *Authorized Signatory of Applicant*	
Title	
Date	

Please return this completed Application and Attestation, and supporting documentation, to IEX Market Operations via email at marketops@iextrading.com.